

Mail Stop 7010

November 15, 2007

By U.S. Mail and facsimile to (574) 522-5213

Andy L. Nemeth
Executive Vice President-Finance and Chief Financial Officer
Patrick Industries, Inc.
107 W. Franklin Street
Elkhart, Indiana 46515

> **Re: Patrick Industries, Inc.**
> **Registration Statement on Form S-3**
> **Filed October 19, 2007**
> **File No. 333-146824**
> **Annual Report on Form 10-K for the Year Ended December 31, 2006**
> **Quarterly Report on Form 10-Q for the Period Ended September 30, 2007**
> **File Nos. 000-03922**

Dear Mr. Nemeth:

    We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3
General

1. Please confirm that your offering will be open for no more than 30 days. Alternatively, revise your cover page to indicate that you are offering rights on a delayed or continuous basis pursuant to Rule 415 and revise your document to provide the undertakings set forth in Item 512(a) of Regulation S-K. Refer to paragraphs (a)(1)(ix). In this regard, we note that you have included the undertakings contained in Item 512(a) of Regulation S-K, as required by paragraph (a)(3) to Rule 415 of Regulation C.

2. We note that you are registering 458,617 shares "to be issued in a concurrent private placement upon exercise of subscription rights being distributed to two of our shareholders . . . ." Please note that Tontine Capital cannot receive registered shares in a private placement transaction. In addition, since it appears that you have an understanding with Tontine Capital with respect to the shares it will acquire pursuant to the Standby Purchase Agreement, we believe that you have an ongoing private offering that must be completed privately. Accordingly, Tontine Capital should not receive registered shares upon the exercise of rights it receives. Please revise your disclosure to clarify that the prospectus does not cover shares offered to Tontine Capital.

   Alternatively, it would be possible to issue the rights privately and register the underlying shares of common stock for resale. In this regard, we note disclosure on page 23 implying that shares issued to Tontine upon exercise of its rights or the unsubscribed rights are subject to a registration rights agreement. Refer generally to Interpretation A.51 of our Manual of Publicly Available Telephone Interpretations (July 1997) as well as Interpretation 3S to the Securities Act Sections of the March 1999 Supplement to the Manual, each of which is available on our website, www.sec.gov.

3. Please provide us with your analysis addressing whether you satisfy the $75 million public float requirement of General Instruction I.B.1 to Form S-3.

4. Please update your disclose to discuss the fact that the subscription price is higher than the trading price of your common stock.

5. Please consider including pro forma financial information related to your use of the offering proceeds to repay debt and any other significant transactions, or explain to us how you determined the pro forma impact was not material. See Article 11 of Regulation S-X.

Table of Contents, page 3

6. We note the statement contained in the first sentence of the paragraph that immediately precedes the table of contents. If you intend to use any free writing prospectuses, you should consider revising this statement, as you will be liable for, and investors will be entitled to rely upon, that information.

Risk Factors, page 13

7. Please discuss how the current trends in the housing industry have affected your business.

Use of Proceeds, page 18

8. Please disclose the interest rate and maturity date of the senior notes pursuant to Instruction 4 to Item 504 of Regulation S-K.

The Rights Offering, page 19
Standby Purchase Agreement, page 21

9. Please clarify that you have disclosed all material conditions to Tontine Capital's obligations under the Standby Purchase Agreement.

Plan of Distribution, page 31

10. Please revise to indicate whether the persons conducting the offering will register as broker-dealers under Section 15 of the Securities Exchange Act of 1934 or, alternatively, disclose the exemption from registration on which they intend to rely and explain the basis for the claimed exemption.

Documents Incorporated by Reference, page 34

11. We note that you incorporate by reference "portions of the Proxy Statement dated April 9, 2007 that are incorporated by reference into the Form 10-K" for the year ended December 31, 2006, which is also incorporated by reference. Please note that Item 10(d) to Regulation S-K prohibits incorporation by reference to a document incorporating information by reference from a third document. Please revise under this heading to directly incorporate by reference the applicable portions of your proxy statement dated April 9, 2007.

Signatures

12. Please revise to provide the signature of your controller or principal accounting officer, as required by Instruction 1 to the signature requirement of Form S-3.

Exhibits
Exhibit 5.1, Opinion of McDermott Will & Emery LLP

13. Please submit a revised opinion of counsel that does not state that counsel is
admitted to the Illinois Bar or otherwise qualify its opinion with respect to Indiana
law. The revised opinion should also specify the federal laws, if any, to which the
legality opinion applies.

Annual Report on Form 10-K for the year ended December 31, 2006
General

14. Where a comment below requests additional disclosures or other revisions to be
made, please show us in your supplemental response what the revisions will look
like. With the exception of the comment below that specifically requests an
amendment, all other revisions may be included in your future filings.

Business, page 1
Marketing and Distribution, page 6

15. In future filings please identify any customers who accounted for 10% or more of
your 2006 sales pursuant to Item 101(c)(vii) of Regulation S-K. Discuss whether
you have long term agreements with these customers.

Suppliers, page 7

16. In future filings please identify your material suppliers and discuss whether you
have long term agreements with them.

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 12
Results of Consolidated Operations, page 13

17. Please expand/revise your discussion under results of operations for all periods to:
- Quantify each factor you cite as impacting your operations. For example,
  you disclose on page 14 that the increase in 2006 warehouse and delivery
  expenses is due to increased sales, fuel prices and freight surcharges,
  without quantifying the impact attributed to each component.
- Describe unusual or infrequent events, significant economic changes, and
  significant components of revenue and expenses. For example, your
  discussion of the increased production in the Manufactured Housing and
  Recreational Vehicle Industries on page 14 does not explain why there
  was a double-digit production increase in the Recreational Vehicle
  Industries.
- Discuss the extent to which material increases in total sales are attributable

to increases in prices, volume or amount of goods being sold, or introduction of new products. For example, on page 14, part of your explanation for the increase in gross profit was improved overall labor efficiencies without further analysis as to whether this was a one-time event or may continue in the future and the impact on future sales. In addition, we note in your Distribution segment that you discuss on page 14 increased sales of new product lines which carry higher margins; however, your discussion does not include an analysis of how new products impacted your net sales and costs.

Note that this is not meant to represent an all-inclusive list of where your MD&A should be improved. We encourage you to provide quantification of amounts and further clarification throughout your discussion. See Item 303(a)(3) of Regulation S-K.

Critical Accounting Policies, page 20

18. Please expand your critical accounting policies to address the following areas:

- Types of assumptions underlying the most significant and subjective estimates;
- Any known trends, demands, commitments, events, or uncertainties that are reasonably likely to occur and materially affect the methodology or the assumptions described;
- If applicable, why different estimates that would have had a material impact on your financial presentation could have been used in the current period;
- If applicable, why the accounting estimate is reasonably likely to change from period to period with a material impact on the financial presentation;
- A quantitative discussion of changes in overall financial performance and, to the extent material, line items in the financial statements if you were to assume that the accounting estimate were changed, either by using reasonably possible near-term changes in the most material assumption(s) underlying the accounting estimate or by using the reasonably possible range of the accounting estimate. If those changes could have a material effect on your liquidity or capital resources, then you also would have to explain that effect; and
- A quantitative and qualitative discussion of any material changes made to the accounting estimate in the past three years, the reasons for the changes, and the effect on line items in the financial statements and overall financial performance.

Refer to SEC Releases 33-8098 and 33-8040. See section V of the Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations dated December 29, 2003.

Financial Statements
Report of Independent Registered Public Accounting Firm, page F-1

19. While we note the report of your independent public accounting firm is on the letterhead of McGladrey & Pullen, LLP, the opinion does not comply with Rule 2-02 (a)(2) of Regulation S-X. Please amend you filing to include a signature block below the opinion and above the city, state, and date issued.

Statements of Shareholders' Equity, page F-4

20. Please disclose the accumulated balances for each component of accumulated other comprehensive income. You may present this disclosure on the face of your balance sheet, statement of owners' equity, or in a footnote. See paragraph 26 of SFAS 130.

Statements of Cash Flows, page F-7

21. We note that your depreciation and amortization expense has decreased approximately 17% from 2004 to 2006. Given that your property, plant and equipment has increased slightly over the past two years, please disclose the reason for this decrease in depreciation and amortization within MD&A.

Note 9 – Compensation Plans, page F-18

22. On page F-4, you show an adjustment for the adoption of SFAS 158. On page F-11, you indicate that you use a September 30 measurement date for your pension and postretirement benefit plan. Please disclose the terms of your pension and postretirement benefit plans. Please also tell us why you have not included any of the disclosures required by SFAS 132R and SFAS 158 as applicable. Please advise or revise your financial statements accordingly.

Note 13 – Segment Information, page F-23

23. On page F-25, you indicate that corporate incentive agreements include vendor rebate agreements and are included as a reduction of costs of goods sold. Please disclose the nature and terms of these corporate incentive agreements and tell us how you determined that these vendor rebate agreements should be included as a reduction of costs of goods sold. Please cite the accounting literature used to support your conclusion.

Quarterly Report on Form 10-Q for the Period Ended September 30, 2007
Financial Statements
2. Acquisitions, page 7

24. The fair value of the assets acquired in your acquisition of Adorn Holdings, Inc. included $30.8 million of customer relationships that you plan to amortize over the seven to nineteen years. Please tell us how you determined that a useful life of up to nineteen years for your customer relationships would be appropriate and consistent with the guidance provided in paragraph 11 of SFAS 142. Your response should describe for us both the industry and company specific assumptions that you relied up on in determining the range of amortization periods for your customer relationship intangible asset. Please also tell us how you determined the value assigned to the customer relationships.

6. Earnings Per Share, page 10

25. Please disclose, by type of potentially dilutive security, the number of additional shares that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS, because to do so would have been anti-dilutive for the periods presented. See paragraph 40(c) of SFAS 128.

10. Segment Information. Page 11

26. We note from your reconciliation of segment assets to consolidated assets on page 13 that nearly half of your consolidated assets are not allocated to any particular segment. Please tell us which assets are not allocated to any particular segment and the reasons why not. If any of the unallocated assets represent assets acquired from Adorn, please tell us how you considered paragraphs 32-35 of SFAS 142 in determining that your accounting treatment was appropriate.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 22

27. We note your disclosures indicating that you reduce your vulnerability to variable interest rates on $12.9 million and $10 million of term debt through the use of interest rate swap agreements. Please revise future filings to more clearly explain if you account for these interest rate swap agreements as cash flow hedges. If you account for these agreements as cash flow hedges, please tell us whether your hedging documentation identifies the risk being hedged as the interest rate risk or as the overall variability in cash flows. Additionally, if you are hedging interest rate risk, please tell us how you considered the provisions of SFAS 133 Implementation Issue No. G26 in determining that your accounting treatment was appropriate.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

  You may contact Ernest Greene, Staff Accountant, at (202) 551-3733 or Lisa Haynes, Senior Staff Accountant, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Matt Franker, Staff Attorney, at (202) 551-3749 or me, at (202) 551-3767 with any other questions.

      Sincerely,

      Jennifer R. Hardy
      Legal Branch Chief

cc: Robert A. Schreck, Jr. (*via facsimile* 312/984-7700)
   Heidi Steele
   McDermott Will & Emery LLP
   227 West Monroe Street
   Chicago, Illinois 60606